Exhibit 99.2

Nova Measuring Instruments Ltd.
(“the Company”)

Proxy Card Pursuant to the Companies Regulations (Voting in Writing and Opinion Notices) 5766 – 2005

First Part

1.	Type of General Meeting, Time and Location of the Meeting

The General Meeting of the Company’s shareholders will be held on Thursday, August 31, 2006 at 5:00 p.m. (Israel time) at the Company’s offices in the Weizman Science Park, Building 22, Einstein St., Nes Ziona 76100, Israel. For any clarifications required, please call +972-8-9387505.

2.	Details of the Subjects on the Agenda, Which Can Be Voted on By Means of a Proxy Card

Herein-below is a summary of the principles of the Resolutions which can be voted on with a Proxy Card.

1)	Resolution 3 – Appointing Directors (Other than External Directors) to Serve on the Company’s Board of Directors

The appointment of the directors who serve the Company (not including external directors) Messrs. Joseph Ciechanover, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis for an additional period, to continue until the time of the convening of the next General Meeting, unless previously terminated in accordance with the provisions of the Company’s Articles of Association or by any law.

The Company’s Articles of Association determine that the Company’s Board of Directors will appoint no fewer than five directors and no more than nine directors. There are currently eight directors serving on the Company’s Board of Directors, of which two, Mr. Dan Falk and Mrs. Laurie Hanover, were appointed as external directors as stipulated in the Companies Law, 5759-1999 (hereinafter: “the Companies Law”).

Herein-below are details on those directors who are currently serving on the Board of Directors of the Company, at the time of the convening of the General Meeting and who are not external directors:

Name of Director: Giora Dishon

Identification Number: 005087358

Date of Birth:December 12, 1944

Address for Service of Court Documents: 3 Mishol Ozred, Jerusalem

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: The Strategic Committee

Year in Which Term as a Company Director Began: 1993

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or of an Interested Party: Chief Executive Officer, President and Director.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: a co-founder of Nova and has served as President and Chief Executive Officer since Nova’s formation in 1993. From 1989 to 1993 he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as the Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry, a MSc. and a Ph.D. in Materials Science from the Hebrew University in Jerusalem.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Name of Director: Moshe Finarov

Identification Number: 303626725

Date of Birth: October 29, 1952

Address for Service of Court Documents: 16 Einstein St., Rehovot

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: Not a member of any of the Board of Directors’ committees.

Year in Which Term as a Company Director Began: 1993

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or an Interested Party or Has Another Position in the Company: Chief Technical Officer (CTO) and Director.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: is a co-founder of Nova Measuring Instruments and a member of the Board of Directors. He has served as Chief Technology Officer and VP Technology since Nova’s formation in 1993. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and M.Sc in Microelectronics from Moscow Steel & Alloys Institute.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Name of Director: Joseph Ciechanover

Identification Number: 5991468

Date of Birth: October 1, 1933

Address for Service of Court Documents: 12 Amirim St., Savyon.

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: The Audit Committee, the Compensation Committee and the Investment Committee.

Year in Which Term as a Company Director Began: 1996-1998 and as of 2000.

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or an Interested Party or Has Another Position in the Company: Company Director.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: Mr. Ciechanover is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm holding approximately 2% of Nova’s outstanding shares, and served as chairman of the board of El-Al Israel Airlines from 1995 until 2001. He served as a chairman of Israel Discount Bank from 1986-1993 and the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company which merged later into Discount Investment Corp. Since 1995, Mr. Ciechanover has been a member of the board of directors of United Retail Group, Inc. and serves on the audit compensation committees. United Retail Group, Inc.‘s stock is publicly traded in the United States. Mr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Name of Director: Micha Brunstein

Identification Number: 001206283

Date of Birth: September 10, 1943

Address for Service of Court Documents: 18 Barkai Shmuel St., Tel-Aviv

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: The Strategic Committee.

Year in Which Term as a Company Director Began: 2003, Chairman of the Board of Directors since June 2006.

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or an Interested Party or Has Another Position in the Company: Chairman of the Board of Directors.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: Dr. Brunstein serves as a board member of Ham-let Ltd., a company whose stock is traded in the Tel Aviv Stock Exchange, and as the chairman of Valor Computerized Systems Ltd., whose stock is traded in the Frankfurt Stock Exchange and as Chairman of two privately held companies. During the years 1990 to 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr, Brunstein served as President of Opal Inc. and as a Director of New Business development in Optrotech Ltd. At present, Dr. Brunstein holds B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Name of Director: Avi Kerbs

Identification Number: 006702435

Date of Birth: April 9, 1947

Address for Service of Court Documents: 100 Harav Cook St., Kiryat Motzkin

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: The Investment Committee and the Strategic Committee.

Year in Which Term as a Company Director Began: 1993

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or an Interested Party in it or Has Another Position in the Company: Company Director. Also, Mr. Avi Kerbs serves as the President and General Manager of the Teuza Management and Development Ltd. Company, which is the management company of Teuza – A Fairchild Technology Venture Ltd. As of June 30, 2006, the Teuza – A Fairchild Technology Venture company holds 10.4% of the Company shares.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: Mr. Avi Kerbs serves as the president and chief executive officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital Company and has served in this capacity since 1991. As of June 30, 2006, the Teuza – A Fairchild Technology Venture company holds 10.4% of the Company shares. Mr. Kerbs serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management, both from the Technion, Israel’s Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and as a member of the Haifa University Board of Governors and the Chairman of the Scientific Academic Club of the Haifa University. Mr. Kerbs was originally appointed to our board of directors by Teuza.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Name of Director: Alon Dumanis

Identification Number: 050001619

Date of Birth: May 19, 1950

Address for Service of Court Documents: 80 Avital St., Reut

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors: The Appointment Committee and the Strategic Committee.

Year in Which Cadence as a Company Director Began: 2002

Is He an Employee of the Company, of a Subsidiary, of an Affiliated Company or of an Interested Party or Has Another Position at the Company: Company Director.

Education, Occupation in Past Five Years and Additional Corporations in Which He Serves as a Director: Dr. Dumanis is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis serves either as Chairman or as a member of the Board of Directors of various companies. Dr. Dumanis is a member of the Board of Directors of Tadiran Communications and formerly, a member of the Board of Directors at El Al Israel Airlines and Board of Directors of Inventech Investments Co. Ltd., which as of June 30, 2006, holds 5.4% of the Company shares. Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States.

Is He, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

The voting in regard to each candidate for directorship shall be done separately.

2)	Resolution 4 – Appointment of an External Director to the Company’s Board of Directors

The appointment of Mrs. Naama Zeldis as an external director of the company for a term of three years.

The Company Articles of Association stipulate that the Company’s Board of Directors shall include no fewer than five directors and no more than nine directors. Today, there are eight directors on the Company’s Board of Directors, of which two, Mr. Dan Falk and Mrs. Laurie Hanover, were appointed as external directors as required in accordance with the Companies Law. Mrs. Laurie Hanover was appointed to be an external director in 2000, and again in 2003, and Mr. Dan Falk was appointed as an external director in 2005. The Companies Law stipulates that the term of an external director be three years, and the Company is entitled to appoint such a director for one additional period of three years. The term of Mrs. Laurie Hanover will end on August 31, 2006.

In April 2006, the Company’s Board of Directors determined that the minimum number of directors on the Board of Directors, who must have accounting and financial expertise, including an external Director who has accounting and financial expertise, is one (1).

Herein-below are the details on the External Director, Ms. Naama Zeldis:

Name of Director: Naama Zeldis

Identification Number: 57783771

Date of Birth: April 16, 1963

Address for Service of Court Documents: 4 Mavo Havazelet St., Yehud

Citizenship: Israeli

Membership of a Committee or Committees of the Board of Directors:To be determined after she is elected by the General Meeting of shareholders.

Does She Have Accounting and Financial Expertise or Professional Qualifications: She has accounting and financial expertise.

Is She an Employee of the Company, of a Subsidiary, of an Affiliated Company or an Interested Party: No.

Date of Commencement of Term: To be elected by the General Meeting of Shareholders, to be held on August 31, 2006.

Education, Occupation in Past Five Years and Additional Corporations in Which She Serves as a Director: As of 2005, Ms. Naama Zeldis has served as the Chief Financial Officer of Netafim Ltd.. During 2001 to 2005 Ms. Zeldis served as Chief Financial Officer of EDS Israel. From 1999 to 2001, Ms. Zeldis served as Chief Financial Officer of Radguard. Ms. Zeldis has a Bachelor’s Degree in Economics and a Master’s Degree in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a Bachelor’s Degree in Accounting from the Tel-Aviv University.

Is She, to the Best of the Knowledge of the Company and its Directors, a Family Member of another Interested Party in the Company: No.

Is She a Director Which the Company Can View As Having Accounting and Financial Expertise in order to Meet the Minimal Number Determined by the Board of Directors Pursuant to Section 92(a)(12) of the Companies Law: Yes.

Mrs. Naama Zeldis, who is a candidate for the appointment as an External Director in the Company, signed a declaration pursuant to Section 241 of the Companies Law, which can be perused, together with the candidate’s curriculum vitae, at the Company Offices. Mrs. Naama Zeldis is considered by the Company’s Board of Directors to have accounting and financial expertise, in accordance with the Companies Regulations (Terms and Standards for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 5766-2005.

Mr. Dan Falk is considered by the Company Board of Directors to have financial and accounting expertise, in accordance with the Companies Regulations (Terms and Tests for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications) 5766-2005.

3)	Resolution 5 – Reappointment of Brightman-Almagor & Co. as the independent public accountants of the Company for the year ending on December 31, 2006 and authorizing the Audit Committee to fix the remuneration of the auditors.

To re-appoint of Brightman-Almagor and Co. Accountants Office as the company’s independent public accountants for the year ending December 31, 2006 and authorizing the Audit Committee to fix the remuneration of the auditors.

4)	Resolution 6 – Amendment of the Company’s Articles of Association with respect to the Exemption, Insurance and Indemnification Sections

Approval of the amendment of the Company’s Articles of Association with respect to the sections with respect to exemption from liability, Insurance and Indemnification, in order to ensure that the Articles comply with Amendment No. 3 to the Companies Law. A marked copy of the Company’s Articles of Association sections which describe the proposed changes is attached as Appendix B to the English language Proxy Statement attached to this Proxy.

5)	Resolution 7 – Approval of the amended Letter of Indemnification to be given to directors and officers of the Company as may serve from time to time.

The approval of the issuing of letters of indemnification for directors and officers who serve the Company from time to time. According to the wording of the letter of indemnification, the overall indemnification sum shall be the larger of: a) 30% of the Company’s equity capital according to the Company’s financial reports, as of the time of actual payment by the Company; b) US $10,000,000.

The said amount of indemnification shall be paid beyond the sums to be paid, if paid, according to the insurance policy.

For additional details on the wording of the letters of indemnification, see the wording of the letter of indemnification attached as Appendix C to the English language Proxy Statement attached to this Proxy.

Approval of the decision depends on the approval of Resolution 6 on the General Meeting’s agenda.

6)	Resolution 8 – Approval of severance arrangements with Mr. Barry Cox, following his resignation from the position of Chairman and member of the Company’s Board of Directors.

The approval of the severance arrangements with Mr. Barry Cox, following his resignation from his position as Chairman and member of the Company’s Board of Directors and from the Board of Directors as of April 28, 2006. Pursuant to the May 15, 2003 agreement between the Company and Mr. Cox, Mr. Cox was entitled, as the Chairman of the Company’s Board of Directors, to an annual overall payment of US $50,000, and to a one-time grant of an option to purchase up to 50,000 ordinary Company shares. In accordance with the recommendations and the approval of the Company’s Compensation Committee and Audit Committee, on June 19, 2003, the Company’s Board of Directors approved the severance arrangements with Mr. Cox, in light of which the Company shall continue to pay Mr. Cox the annual sum, which was agreed upon with him, until the end of 2006. As a result, the Company shall pay Mr. Cox US $25,000.

7)	Resolution 9 – Approval of the Agreement Between the Chairman of the Company’s Board of Directors, Dr. Micha Brunstein, and the Company

The approval of the agreement between the Chairman of the Company’s Board of Directors, Dr. Micha Brunstein, and the Company. In June 2006, Mr. Brunstein was appointed to be the Chairman of the Board of Directors of the Company. In accordance with the recommendations and the approval of the Company’s Compensation Committee and Audit Committee, on July 19, 2006, the Board of Directors of the Company approved the agreement between Dr. Brunstein and the Company.

Herein-below are the principles of the agreement:

a) A gross annual fee of US $110,000, payable monthly in NIS.

b) The grant of options to purchase up to 150,000 ordinary shares of the Company, in accordance with the terms of the Company’s Options Plan 8. In addition, in the event of: (1) a proposed sale of all or substantially all of the Company’s assets; or (2) a proposed merger of the Company with or into another company, following which the Company shareholders will hold less than 50% of the shares of the surviving entity; or (3) a proposal to purchase Company shares, after which the purchaser shall hold 50% or more of the Company shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement (hereinafter, in each case: an “Acceleration Event”), the vesting process of the 150,000 options will be accelerated, so that at the date of completion and perfection of an Acceleration Event, all said 150,000 to the extent not then vested, shall vest and become exercisable, provided, however, that: a) Dr. Brunstein is serving as the Chairman on such date; b) as a result of the Acceleration Event he is compelled to vacate his position.

c) The term of engagement shall commence as of June 19, 2006 and continue for an unlimited period, unless terminated as a result of any of the following: i) Dr Brunstein is unable to perform his duties as Chairman of the Board of the Company for whatever reason; ii) the General Meeting of the Company decides not to reelect him as a director; iii) the Board of Directors of the Company decides to terminate his appointment; all subject to, and in accordance with any applicable law and/or the Articles of Association of the Company. Upon termination, Dr. Brunstein shall be entitled to a one-time fee of $27,500.

d) Non-competition, non-solicitation and confidentiality – the regular customary provisions in regard to confidentiality, non-solicitation and non-competition shall apply to Dr. Brunstein.

For additional details regarding the agreement, see the wording of the agreement which is attached as Appendix D to the English language Proxy Statement attached to this Proxy.

8)	Resolution 10 – Approval of the Employment Terms of the Company CEO, Dr. Giora Dishon, for the Period Between July 1, 2005 – June 30, 2006

The approval of the terms of employment of the Company CEO, Dr. Giora Dishon, for the period between July 1, 2005 – June 30, 2006. On November 1, 2005 and on November 2, 2005, the Audit Committee and the Company Board of Directors (respectively) approved the monthly salary of Dr. Dishon to be NIS 57,000, as of July 1, 2005.

9)	Resolution 11 – Approval of the Employment Agreement Between the Company CEO, Dr. Giora Dishon and the Company

Approval of the employment agreement between the Company CEO, Dr. Giora Dishon, and the Company. In accordance with the recommendations and the approval of the Compensation Committee and the Audit Committee of the Company, on July 19, 2006 the Company’s Board of Directors approved the agreement between Dr. Dishon and the Company. Hereinafter are the principles of the agreement:

a) as of July 1, 2006, gross monthly salary in the sum of US $15,000, payable in NIS.

b) During 2006, 100,000 options will be granted, which can be realized into ordinary shares of the Company, in accordance with the terms of Options Plan 8 of the Company.

c) In the event of: (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, following which the Company’s shareholders will hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that, following such purchase the purchaser will hold 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that at the date of completion and perfection of an Acceleration Event all said 100,000 options, to the extent not then vested, shall vest and become exercisable, provided that: a) Dr. Dishon is an employee of the Company on such date; b) as a result of the Acceleration Event he is compelled to vacate his position.

d) Term/Termination – The agreement shall come into effect as of July 1, 2006. In the event of the appointment by the Company of a new CEO to the Company, the Company undertakes to employ Dr Dishon in another suitable position within the Company, for a period of two years from the date of such appointment (the “Minimum Period”). Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate Dr Dishon’s employment in the Company, upon provision of prior written notice. In this event, Dr Dishon shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period. In the event that during such Minimum Period, Dr Dishon concludes that he is unable to serve the Company as required, following the CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms referred to above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period. Notwithstanding anything to the contrary in the Stock Option Plan, the options of Dr Dishon shall continue to vest during the Minimum Period.

For additional details regarding the agreement, see the wording of the agreement which is attached as Appendix E to the English language Proxy Statement attached to this Proxy.

10)	Resolution 12 – Approval of the Employment Terms of the Company Chief Technology Officer, Dr. Moshe Finarov, for the Period Between July 1, 2005 and June 30, 2006.

The approval of the terms of employment of the Company Chief Technology Officer, Dr. Moshe Finarov, for the period between July 1, 2005 and June 30, 2006. On November 1, 2005 and on November 2, 2005, the Audit Committee and the Company Board of Directors (respectively) approved the monthly salary of Dr. Finarov to be NIS 53,000, as of July 1, 2005.

11)	Resolution 13 – Approval of the Employment Agreement Between the Company Chief Technology Officer, Dr. Moshe Finarov, and the Company

Approval of the employment contract between the Company Chief Technology Officer, Dr. Moshe Finarov, and the Company. In accordance with the recommendations and the approval of the Compensation Committee and the Audit Committee of the Company, on July 19, 2006, the Company Board of Directors approved the agreement between Dr. Finarov and the Company. Hereinafter are the principles of the agreement:

a) as of July 1, 2006, gross monthly salary in the sum of US $14,000, payable in NIS.

b) During 2006, 100,000 options will be granted, which can be realized into ordinary shares of the Company, in accordance with the terms of Options Plan 8 of the Company.

c) Acceleration of Vesting Schedule – In the event of: (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, following which the Company’s shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that, following such purchase, the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement(“Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that at the date of completion and perfection of an Acceleration Event all said 100,000 options, to the extent not then vested, shall vest and become exercisable, provided, however, that: a) Dr. Finarov is an employee of the Company on such date; b) as a result of the Acceleration Event he is compelled to vacate his position..

d) Term/ Termination – The agreement comes into effect as of July 1, 2006. In the event of the appointment by the Company of a new CEO to the Company, the Company undertakes to employ Dr Finarov in a position as Chief Technical Officer or as Senior Technology Consultant, for a period of two years from the date of the execution of Dr Finarov’s employment agreement (the “Minimum Period”). Before the expiry of the Minimum Period, the Board of Directors of the Company may decide to terminate Dr Finarov’s employment in the Company, upon provision of prior written notice. In this event, Dr Finarov shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, until the completion of said Minimum Period. In the event that during such Minimum Period, Dr Finarov concludes that he is unable to serve the Company as required, following the CEO appointment, he shall be entitled to give one year prior written notice to the Company of his decision to terminate his employment in the Company. In this case the terms referred to above shall continue for one year from the date of such notice but not beyond the end of the Minimum Period. Notwithstanding anything to the contrary in the Stock Option Plan, the options of Dr Finarov shall continue to vest during the Minimum Period.

For additional details in regard to the agreement, see the wording of the agreement which is attached as Appendix F to the English language Proxy Statement attached to this Proxy.

12)	Resolution 14 – Approval of the Grant to Company Directors of Options Which Can be Realized Into Ordinary Shares of the Company.

Approval to grant Company Directors options which can be realized into ordinary shares of the Company, as set forth herein-below:

Name of Director	Position	Number of Options
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Dan Falk	External Director	19,000*
Naama Zeldis (subject to appointment as an External Director in the Company)	Candidate to Serve as External Director	10,000

* Mr. Dan Falk will be granted an additional 9,000 options, compared to the other directors, since he was elected to be an External Director on September 29, 2005, but no options were granted him at the time of his appointment. The Shareholders’ Meeting which was held on September 29, 2005, approved the granting of 9,000 options to each of the other directors listed above who served as directors of the Company in 2005.

The options are granted to the Company directors in the framework of Options Plan 8, as was approved by the Company shareholders on September 29, 2005. The exercise price of these options will be the fair market value of the Company’s shares at the time such options are granted, unless otherwise determined by the Board of Directors. The vesting period for each director shall be four years, so that 25% of the amount of the options of each director can be realized 12 months after the time of the granting of the options (“the time of the first grant”). The remaining options can be realized on a monthly basis, so that at the end of each month following the time of the first grant, the option holder shall be entitled to realize 2.083% of the amount of options. It must be stated that pursuant to the Plan, the Board of Directors shall have exclusive discretion to determine that the determined schedules be shortened and that the vesting period be accelerated.

The options can be realized up to seven years from the time they are granted.

The voting with regard to the granting of options to each director, or candidate to serve as a director, shall be done separately.

13)	Resolution 15 – Approval of Remuneration Terms for Directors and External Directors

The approval of remuneration for Company Directors and External Directors as detailed herein-below: a) annual remuneration of NIS 34,575. b) Remuneration for participation in meetings, in the sum of NIS 1,820 per meeting.

The remuneration, as stated above, was approved by the Audit Committee and by the Company’s Board of Directors.

For additional details regarding each of the resolutions on the Meeting agenda and the full wording of the resolutions, see the Document on the Convening of a General Meeting (Proxy Statement) in English which was published by the Company on July 27, 2006 and to which this Proxy Statement was attached.

The Company’s Board of Directors recommends voting for each of the Resolutions stated above.

It must be stated that two additional subjects are also included in the Meeting’s agenda:

1)	Review and discussion of the Company’s restated audited financial statements for the year ending December 31, 2004. The financial statements are attached as Appendix A to the English language Proxy Statement attached to this Proxy.

2)	Review and discussion of the Company’s audited financial statements for the year ending December 31, 2005. The financial statements are attached to the Annual Report attached to this Proxy.

3.	The Location and the Times for Reviewing the Complete Wording of the Proposed Resolutions

A copy of the Proxy Statement in English regarding the said Meeting, and to which this Proxy Statement is attached, with the full wording of the Resolutions, will be available for perusal at the Company’s Offices at the Weizman Science Park, Building 22 (2nd Floor), Rehovot, Israel 76100, Sunday-Thursday between the hours of 9 a.m. and 5 p.m., following an advance appointment by telephone, no. +972-8-9387505, until the time of the General Meeting for the approval of the Resolutions on the Meeting’s agenda. In addition, the Proxy Statement is published on the Distribution site of the Securities Authority, and on the Stock Exchange site, as stated hereinbelow.

4.	The Majority Required for a decision at the Annual General Meeting

Resolution 3, 5, and 7-15

The majority required in the general Meeting to approve Resolutions 3, 5 and 7-15 is the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy. Abstentions will not be counted in the total number.

Resolution 4

With regard to proposal no. 4 – the appointment of the external director, one of the following is required: (i) the majority vote must include at least one third (1/3) of the total votes of shareholders which are not “controlling shareholders” and that voted in person or by proxy in connection with the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

Resolution 6

The majority required in the General Meeting to amend the Company’s Articles of Association is a majority of at least seventy-five percent (75%) of the shares represented and voted at the Shareholders Meeting in person or by proxy. Among the total number, abstaining votes will not be considered.

5.	Indication that the Voting Shareholder has a Controlling Interest; Voting in Resolution 4 –Voting on the Appointment of an External Director

In Part B of the Proxy Statement, a space is allocated to mark the existence or absence of a controlling interest, as required by Section 239 (b) of the Companies Law, and for the description of the substance of the relevant controlling interest. It must be clarified that whoever does not mark the existence or absence of the said controlling interest, or does not describe the substance of such controlling interest, such shareholder’s vote shall not be taken into account when counting the votes.

6.	Validity of a Proxy Statement

A Proxy Statement shall be valid only if the certification of ownership of an unregistered shareholder was attached to it, or, where the shareholder is registered on the Company books, a photocopy of an identification card, passport or certificate of incorporation.

The Proxy Statement must be provided up to 72 (seventy two) hours before the time of the vote.

7.	Company Address for Service of Proxy Statements and Position Notices

Weizman Science Park, Building 22, P.O.B. 266, Rehovot 76100, Israel.

8.	Deadline for Providing an Opinion Notice to the Company and the Deadline for Providing the Board of Directors’ Response to the Opinion Notice

The deadline for providing opinion notices of shareholders to the Company is August 11, 2006.

The deadline for providing the response of the Board of Directors to the opinion notices is August 17, 2006.

9.	Addresses of Distribution Site and Stock Exchange Internet Site Where the Proxy Statements and Position Notices are Located

The URL of Stock Exchange Distribution Site: www.magna.isa.gov.il

The URL of Stock Exchange Internet Site: http://maya.tase.co.il

10.	Receipt of Certification of Ownership , Proxy Statements and Opinion Notices

A shareholder is entitled to receive a certification of ownership at the branch of a Member of the Tel Aviv Stock Exchange or by mail, if so requested. A request in this matter must be given in advance to a specific securities account.

An unregistered shareholder is entitled to receive by email, without a fee, a link to the wording of the Proxy Statement and opinion notices on the distribution site, from the Stock Exchange member through which he holds his stock, unless he has informed such Stock Exchange Member that he is not interested in receiving the link as stated or that he is interested in receiving Proxy Statements by mail, for a fee. His notice in the matter of the Proxy Statements shall also apply to the matter of the receipt of opinion notices.

11.	Inspection of Proxy Statements

One or more holders of our Ordinary Shares representing five percent or more of the total number of voting rights of the Company, and also one or more holders of such a percentage of the voting rights not held by one with control of the Company, as control is defined in accordance with section 268 of the Companies Law, shall be entitled to inspect proxy cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulations (Proxy Forms and Opinion Notices) 2005.

As of June 30, 2006, the total number of shares which constitute 5% of the total voting rights in the Company is approximately 774,000 ordinary shares with a nominal value of NIS 0.01 each.

As of June 30, 2006, the number of shares which constitute 5% of the total voting rights in the Company, not held by a shareholder with a controlling interest in the Company, is approximately 774,000 ordinary Company shares with a nominal value of NIS 0.01 each.

Stating the Manner of Voting in the Proxy Statement

A shareholder will state the manner of their voting for each and every subject on the agenda, in the second part of the Proxy Statement.

Nova Measuring Instruments Ltd.
(the “Company”)

Addendum

(Regulation 5(b))

Proxy Card – Part Two

Israeli Companies Regulations (Proxy Forms and Opinion Notices) 2005 (the “Regulations”)

Name of Company	Nova Measuring Instruments Ltd.

Address of Company (for the delivery of Proxy Cards)	Weizman Science Park, Building 22, POB 266, Rehovot 76100, Israel

Company Reg. No	51182463

Type of Meeting	Annual General Meeting

Date of Meeting	Thursday, August 31st, 2006 at 17:00 local time in Israel

Record Date	August 1st, 2006

Details of Shareholder

Name of Shareholder	____________________________________

ID no	____________________________________

Passport no. (if Shareholder does not possess an Israeli ID no.)	____________________________________

Country Issued	____________________________________

Valid Until	____________________________________

Company no. (if Shareholder is a Company)	____________________________________

Country of Incorporation	____________________________________

No. of subject on Agenda	Subject	Form of Vote[1]			With regard to the appointment of an external director (section 239(b) of Companies Law) - do you have a controlling interest[2] ?
		For	Against	Abstain	Yes*	No
Resolution 3	Appointment of Directors who are not External Directors:	-	-	-	-	-
	Joseph Ciechanover				Not relevant	Not relevant
	Micha Brunstein				Not relevant	Not relevant
	Avi Kerbs				Not relevant	Not relevant
	Giora Dishon				Not relevant	Not relevant
	Moshe Finarov				Not relevant	Not relevant
	Alon Dumanis				Not relevant	Not relevant
Resolution 4	Appointment of External Director - Ms. Naama Zeldis				Not relevant	Not relevant
Resolution 5	Reappointment of Brightman Almagor & Co. as the independent public accountants of the Company for the year ending December 31, 2006 and authorizing the Audit Committee to fix the remuneration of the auditors.				Not relevant	Not relevant
Resolution 6	To Approve the Amendments to the Articles of Association				Not relevant	Not relevant
Resolution 7	To Approve Letter of Indemnification				Not relevant	Not relevant

1 Failure to mark the card here will be considered as an abstention.

2 Any Shareholder who does not complete these boxes, or who ticks ‘yes’ without specifying, his vote will not be counted.

* If yes, please specify in the space provided below.

2

No. of subject on Agenda	Subject	Form of Vote[1]			With regard to the appointment of an external director (section 239(b) of Companies Law) - do you have a controlling interest[2] ?
		For	Against	Abstain	Yes*	No
Resolution 8	To Approve Severance Arrangement with Mr. Barry Cox				Not relevant	Not relevant
Resolution 9	To Approve Agreement with Chairman of the Board of Directors				Not relevant	Not relevant
Resolution 10	To Approve terms of employment of Dr. Giora Dishon for the period of July 1, 2005-June 30, 2006.				Not relevant	Not relevant
Resolution 11	To Approve Employment Agreement with the CEO Dr. Giora Dishon				Not relevant	Not relevant
Resolution 12	To Approve terms of employment of Dr. Moshe Finarov for the period of July 1, 2005-June 30, 2006.				Not relevant	Not relevant
Resolution 13	To Approve Employment Agreement with the Chief Technology Officer Dr. Moshe Finarov				Not relevant	Not relevant
Resolution 14	To Grant Options to the Company's Directors and External Directors:				-	-
	Avi Kerbs				Not relevant	Not relevant
	Joseph Ciechanover				Not relevant	Not relevant
	Alon Dumanis				Not relevant	Not relevant

3

No. of subject on Agenda	Subject	Form of Vote[1]			With regard to the appointment of an external director (section 239(b) of Companies Law) - do you have a controlling interest[2] ?
		For	Against	Abstain	Yes*	No
	Dan Falk				Not relevant	Not relevant
	Naama Zeldis				Not relevant	Not relevant
Resolution 15	To Approve Directors' and External Directors' Terms of Remuneration				Not relevant	Not relevant

Date _______________	Signature _________________

NOTE:

—	Where Shareholders hold shares through a member of the Stock Exchange (in accordance with Section 177(1) of the Companies Law), this Proxy Card shall be valid only with an attached verification of ownership.

—	Where Shareholders are registered in the Company’s Register of Shareholders, this Proxy Card will be valid when accompanied by a copy of an ID card/passport/certificate of incorporation

Additional details relating to resolution 4:

With regard to the appointment of the External Director, and further to the provisions of Section 239(b) of the Companies Law, below are further details regarding my status as holder of a controlling interest in the Company:

4